UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

On December 16, 2024, TC Biopharm (Holdings) PLC (the “Company”) entered into an At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), under which the Company may offer and sell shares of its american depositary shares (the “ADSs”) representing ordinary shares, par value £0.0001 per share (the “Shares”), having an aggregate sales price of up to $14,000,000 through Wainwright as the sales manager. Each ADS represents two hundred (200) Shares. Sales of the Company’s ADSs through Wainwright, if any, will be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”), including, without limitation, sales made directly on The Nasdaq Stock Market LLC or any other existing trading market for the Company’s ADSs. Wainwright will use commercially reasonable efforts to sell shares of the Company’s ADSs from time to time, based on instructions from the Company (including any price, time or size limits or other parameters or conditions the Company may impose). The Company will pay Wainwright a commission equal to 3.0% of the aggregate gross proceeds from the sales of the Company’s ADSs sold through Wainwright under the ATM Agreement and will also reimburse Wainwright for certain specified expenses in connection with entering into the ATM Agreement as well as in connection with each Representation Date (as defined in the ATM Agreement). Pursuant to the ATM Agreement, the Company also provided Wainwright with customary indemnification and contribution rights. The ATM Agreement contains customary representations and warranties and conditions to the sale of the ADSs pursuant thereto.

The Company is not obligated to sell any of the ADSs under the ATM Agreement and may at any time suspend solicitation and offers thereunder. The offering of ADSs pursuant to the ATM Agreement will terminate on the earlier of (1) the sale, pursuant to the ATM Agreement, of Shares having an aggregate offering price of $14,000,000 and (2) the termination of the ATM Agreement by either the Company or Wainwright, as set forth therein.

The foregoing description of the ATM Agreement is not complete and is qualified in its entirety by reference to the full text of the ATM Agreement, a copy of which is filed as an exhibit to this Report on Form 6-K and is incorporated herein by reference. This Report on Form 6-K also incorporates by reference the ATM Agreement into the Registration Statement (as defined herein).

The ADSs are being offered and sold pursuant to the Company’s shelf registration statement on Form F-3 and an accompanying prospectus (File No. 333-283507) filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) on November 27, 2024 and declared effective by the SEC on December 11, 2024 (the “Registration Statement”) and pursuant to a prospectus supplement dated December 16, 2024.

A copy of the opinion of Addleshaw Goddard LLP regarding the securities to be sold under the ATM Agreement is filed as an exhibit to this Report on Form 6-K.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any security nor shall there be any offer, solicitation or sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Exhibit No.	Description
5.1	Opinion of Addleshaw Goddard LLP
23.1	Consent of Addleshaw Goddard LLP (incorporated into Exhibit 5.1)
99.1	At the Market Offering Agreement by and between the Company and H.C. Wainwright & Co., LLC dated December 16, 2024

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer

Date: December 17, 2024

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